RECEIVED

2008 MAY 30 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ITC Limited

Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

082-03470

23rd May, 2008

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

[redacted]

08002922

SUPPL

Dear Sirs,

Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting:	22.05.2008
Name of the Stock Exchanges where shares of reporting company are listed:	**NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE**

PROCESSED
JUN 02 2008
THOMSON REUTERS

dlw 5/30

Details of acquisition as informed under Regulation 7(1)					
Name of acquirer(s)	Date of acquisition/ date of receipt of intimation of allotment by acquirer	Mode of acquisition (market purchases / interse transfer/ public/ rights / preferential offer etc.)	No. & % of shares / voting rights acquired	Shareholding of acquirers stated at (A) before acquisition (In terms of no. & % of shares / voting rights)	Shareholding of acquirer(s) stated at (A) after acquisition (In terms of no. & % of shares / voting rights)
(A)	(B)	(C)	(D)	(E)	(F)
Life Insurance Corporation of India	15.05.008 *(Received on 20.05.2008)*	Open Market	No. of Shares: 15,00,000 Percentage: 0.0398%	No. of Shares: 526,325,118 Percentage: 13.966%	No. of Shares: 527,825,118 Percentage: 14.0058%

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

END